
January 4, 2023

Kirk P. Taylor
Chief Financial Officer
American Resources Corporation
12115 Visionary Way
Fishers, IN 46038

> **Re: American Resources Corporation**
> **Amendment to Form 10-K for the fiscal year ended**
> **December 31, 2021**
> **Form 8-K filed on August 15, 2022**
> **File No. 001-38816**

Dear Kirk P. Taylor:

We issued comments to you on the above captioned filing on December 6, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 18, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation